

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2011

Via Facsimile
Ingo Jucht
President and Chief Executive Officer
Lux Digital Pictures, Inc.
12021 Wilshire Boulevard, Suite 450
Los Angeles, CA 90025

      Re: Lux Digital Pictures, Inc.
              Form 10-K for the fiscal year ended August 31, 2010
              Filed December 1, 2010
              File No. 333-153502

Dear Mr. Jucht:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Justin Dobbie

                          Justin Dobbie
                          Legal Branch Chief